FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS THIRD QUARTER 2017 FINANCIAL
AND OPERATING RESULTS

  Patient enrollment for both Phase 1 trials of TTI-621 exceeding expectations
  TTI-621 Phase 1 trials on track for end of year clinical updates
  Cash and marketable securities of $64.3 million at September 30; cash burn of $8.3 million in the third quarter

TORONTO, November 10, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial results for the nine months ended September 30, 2017.

“Our strategy of running intravenous and intratumoral signal-seeking Phase 1 trials of TTI-621 in multiple indications gives us the best opportunity to identify malignancies where we can further focus our clinical efforts,” said Dr. Niclas Stiernholm, Trillium’s Chief Executive Officer. “We are on track to provide additional clinical updates by year end.”

Upcoming Clinical Events in the Fourth Quarter of 2017:

  Preliminary data from the TTI-621 Phase 1a intratumoral dose escalation trial in solid tumors to be presented at the American Society of Hematology 59th Annual Meeting

  Additional clinical data from the TTI-621 Phase 1b intravenous trial to be presented at the American Society of Hematology 59th Annual Meeting

  IND submission for TTI-622

Third Quarter 2017 Financial Results

As of September 30, 2017, Trillium had cash and marketable securities of $64.3 million compared to $50.5 million at December 31, 2016. The increase in cash and marketable securities was due mainly to receiving net proceeds of $39.0 million from the June 2017 financing, partially offset by cash used in operations of $20.4 million and an unrealized foreign exchange loss of $4.5 million.

Net loss for the nine months ended September 30, 2017 of $34.4 million was higher than the loss of $22.7 million for the nine months ended September 30, 2016. The net loss was higher due mainly to higher research and development expenses of $6.8 million with two active Phase 1 trials for TTI-621 and manufacturing expenses for TTI-622 in 2017, the recognition of a deferred tax recovery in the nine months ended September 30, 2016 related to the acquisition of Fluorinov of $3.7 million, and a higher net foreign currency loss of $1.8 million.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss

	Nine months ended	Nine months ended
Amounts in thousands of Canadian dollars	September 30, 2017	September 30, 2016
Research and development expenses	$27,324	$20,527
General and administrative expenses	2,607	3,016
Net finance costs	4,499	2,847
Income tax expense (recovery)	-	(3,681)
Net loss and comprehensive loss for the period	34,430	22,709
Basic and diluted loss per common share	3.77	2.91

Consolidated statements of financial position

	As at	As at
Amounts in thousands of Canadian dollars	September 30, 2017	December 31, 2016
Cash and marketable securities	$64,297	$50,473
Total assets	77,433	66,623
Total equity	64,718	58,119

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's expected timing of upcoming clinical events. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com